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Nicholas Ludwig

Co-Founder at App App

New York, New York

Message   •••

 **App-App, Inc.**

🏛 **Seton Hall University**

📇 **See contact info**

👥 **377 connections**

Activity

377 followers

I had some thoughts yesterday that I thought were worth sharing - here they are.

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Experience



Co-Founder

App-App, Inc.

Oct 2017 – Present · 1 yr 8 mos

Greater New York City Area

App-App is a subscription based mobile app offering users one complimentary appetizer per day at participating restaurants.

Sign up at www.app-app.co

Cater2.me

2 yrs 9 mos

   Client Sales Executive, Strategic Sales

   Mar 2017 – Nov 2017 · 9 mos

   Greater New York City Area

   Client Sales Associate

   Mar 2015 – Mar 2017 · 2 yrs 1 mo

   Greater New York City Area

Client Services Supervisor

Ticket Gallery

Dec 2010 – Dec 2014 · 4 yrs 1 mo

Greater New York City Area

Ticket Sales Representative

New York Mets

Dec 2009 – Jul 2010 · 8 mos



Education

Seton Hall University
Bachelor of Science (BS), Sports Management
2005 – 2009

Richmond, The American International University in London
2008 – 2008



